1933 Act File No.:

1940 Act File No.: 811-21056

CIK No.: 2133470

Securities and Exchange Commission

Washington, D.C. 20549

REGISTRATION STATEMENT ON Form S-6

For Registration under the Securities Act

of 1933 of Securities of Unit Investment

Trusts Registered on Form N-8B-2

A.	Exact name of trust:	Advisors Disciplined Trust 2369

B.	Name of depositor:	Advisors Asset Management, Inc.

C.	Complete address of depositor’s principal executive offices:

18925 Base Camp Road

Monument, Colorado 80132

D.	Name and complete address of agent for service:

With a copy to:
Clifford Corso	Scott R. Anderson
Advisors Asset Management, Inc.	Chapman and Cutler LLP
18925 Base Camp Road	320 South Canal Street, 27th Floor
Monument, Colorado 80132	Chicago, Illinois 60606
E.	Title of securities being registered: Units of undivided beneficial interest

F.	Approximate date of proposed public offering:
As Soon As Practicable After The Effective Date Of The Registration Statement

☐	Check box if it is proposed that this filing will become effective on _______________ at ______ pursuant to Rule 487.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Preliminary Prospectus Dated August 17, 2026

Advisors Disciplined Trust 2369

Tactical Income Closed-End Portfolio, Series 2026-4

The attached final prospectus for a prior Advisors Disciplined Trust series is hereby used as a preliminary prospectus for the above stated series. The structure, investment objective, security selection process, portfolio composition and risk considerations for the above series, as described in the referenced final prospectus or prospectuses, will be substantially the same as, and will not materially differ from, that of the final prospectus for the above stated series. Information with respect to portfolio securities, risk disclosures, pricing, the number of units, dates and summary information regarding the characteristics of securities to be deposited in this series is not now available and will be different since each unit investment trust has a unique portfolio and the portfolio for the above stated series may be different than the portfolios for the referenced series. Accordingly, the information contained herein with regard to the previous series should be considered as being included for informational purposes only.

A registration statement relating to the units of this series has been filed with the Securities and Exchange Commission but has not yet become effective. Information contained herein is subject to completion or amendment. Such units may not be sold nor may an offer to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the units in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

(Incorporated herein by reference is the final prospectus and information supplement from Advisors Disciplined Trust 2352 (Registration No. 333-295936) as filed on August 6, 2026 which shall be used as a preliminary prospectus and information supplement for the current series of the trust.)

Undertakings

1.	Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission (the “Commission”) such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.
2.	Insofar as indemnification for liability arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to Rule 484 under the Securities Act, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Contents of Registration Statement

This Registration Statement comprises the following:
The facing sheet
The prospectus and information supplement
The signatures
The consents of evaluator, independent auditors and legal counsel

The following exhibits:

1.1	Trust Agreement (to be filed by amendment).
1.1.1	Standard Terms and Conditions of Trust (to be filed by amendment).
1.2	Certificate of Amendment of Certificate of Incorporation and Certificate of Merger of Advisors Asset Management, Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.
1.3	Bylaws of Advisors Asset Management, Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 647 (File No. 333-171079) as filed on January 6, 2011.
1.5	Form of Dealer Agreement. Reference is made to Exhibit 1.5 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 262 (File No. 333-150575) as filed of June 17, 2008.

1.6	Advisors Disciplined Trust Rule 12d1-4 Fund of Funds Agreements. Reference is made to Exhibit A(9)(a) to the Registration Statement on Form N-8B-2/A for Advisors Disciplined Trust Series 1 (File No. 811-21056) as filed on May 14, 2024, Exhibit A(9)(a) to the Registration Statement on Form N-8B-2/A for Advisors Disciplined Trust Series 1 (File No. 811-21056) as filed on August 29, 2024 and Exhibit A(9)(a) to the Registration Statement on Form N-8B-2/A for Advisors Disciplined Trust Series 1 (File No. 811-21056) as filed on February 7, 2025.
2.2	Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 1853 (File No. 333-221628) as filed on February 21, 2018.
3.1	Opinion of counsel as to legality of securities being registered (to be filed by amendment).
3.3	Opinion of counsel as to the Trustee and the Trust (to be filed by amendment).
4.1	Consent of evaluator (to be filed by amendment).
4.2	Consent of independent auditors (to be filed by amendment).
6.1	Directors and Officers of Advisors Asset Management, Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 2275 (File No. 333-285497) as filed on May 9, 2025.
7.1	Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 for Advisors Disciplined Trust 2337 (File No. 333-293627) as filed on May 8, 2026.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Advisors Disciplined Trust 2369 has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wichita and State of Kansas on August 17, 2026.

Advisors Disciplined Trust 2369

By Advisors Asset Management, Inc., Depositor

By	/s/ ALEX R. MEITZNER
Alex R. Meitzner
Senior Vice President

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on August 17, 2026 by the following persons in the capacities indicated.

SIGNATURE	TITLE

Christopher T. Genovese	Director of Advisors Asset	)
	Management, Inc.	)

Bart P. Daniel	Director of Advisors Asset	)
	Management, Inc.	)

Clifford D. Corso	Director of Advisors Asset	)
	Management, Inc.	)

Matt Lloyd	Director of Advisors Asset	)
	Management, Inc.	)

Jeffery Opie	Executive Vice President,	)
	Chief Financial Officer of	)
	Advisors Asset Management, Inc.	)

By	/s/ ALEX R. MEITZNER
Alex R. Meitzner
Attorney-in-Fact*

*An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as Exhibit 7.1.